March 10, 2006

Lori Bush
75 West Center
Provo, Utah 84601

      RE: Severance Package

Dear Lori,

        This letter sets forth the terms of your severance package. We propose to enter into a Separation Agreement that would include terms customary to key employee terminations. The agreement would include the following terms:

•	Your employment will end on March 31, 2006.

•	The company would extend a severance benefit of $800,000, payable in monthly installments during an 18-month non-competition period. This sum would encompass all of the individual elements that potentially impact the calculation of a severance benefit.

•	A non-competition covenant would prohibit you from working for a competing direct selling company for 18 months following termination of employment. This provision would not prohibit your employment by a company not involved in direct selling. In the event of your engagement with a company that competes in the company’s product categories, however, you recognize that such an engagement may create conflicts of interest that would require termination of the consulting relationship described below.

•	The agreement would include a mutual release and waiver of claims related to your employment and termination thereof.

•	You would confirm your ongoing agreement to abide by key employee covenants with respect to assignment of work product, confidentiality, and any others that extend beyond your employment term.

•	As of April 1, 2006, you would be engaged as a consultant and as chair of the Nu Skin Personal Care Scientific Advisory Board (the “Board”). The terms of this engagement are set forth below. This engagement would be terminable at will by either you or the company. Your activity as a consultant and on the Board would be under the direction of Joe Chang, Chief Scientific Officer.

•	As a consultant and Board chair, you will receive an annual retainer of $25,000/year. This retainer would cover your activities as Board chair and will also compensate you for speaking appearances at the company’s global convention as well as one other convention or distributor event each year, whether domestic or foreign. This retainer provides the company with 96 hours/year of your services, which, at the company’s discretion, may not necessarily be applied evenly throughout the year.

•	For additional days of service requested by the company, you will receive a fee of $1,500/day for working days, and $750/day for days of travel. All of your pre-approved travel expenses will be reimbursed by the company. Your air travel will be business or first class.

•	During your tenure on the Board, you will be entitled to an allotment of products consistent with the policy in effect for corporate Vice Presidents. In addition, you will be entitled to use the Sundance cabin for up to 10 days/year, provided the company owns or leases the cabin and provided your use of the cabin is consistent with policies in effect for Vice Presidents.

•	The company understands that you are writing a book on skincare that is intended to compliment Nu Skin’s product philosophy. We understand that you would like to sell the book rights to Nu Skin for $75,000. The company will consider this possibility and, if the company elects to proceed, will pay half of the purchase rights after reviewing an outline and rough draft of the book, with the balance upon satisfactory completion.

        Please confirm your agreement with the terms set forth herein by executing a copy of this letter in the space provided below so that we can prepare a definitive Separation Agreement.

Very truly yours,

/s/ Truman Hunt
Truman Hunt
President and Chief Executive Officer

Agreed this 10th day of March, 2006.

/s/ Lori Bush
Lori Bush